July 25, 2005

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Karen J. Garnett, Esq.

Re:	NNN 2002 Value Fund, LLC
Amendment No. 3 to Registration Statement on Form 10
(Registration Statement No. 000-51098)
Form 10-K for Year Ended December 31, 2004
Form 10-Q for Quarter Ended March 31, 2005

Ladies and Gentlemen:

     This letter is submitted on behalf of NNN 2002 Value Fund, LLC (the “Company”), together with Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form 10 (the “Form 10 Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2004.

     Courtesy copies of Amendment No. 3 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies that compare Amendment No. 3 to Amendment No. 2 to the Form 10 Registration Statement. Unless set forth otherwise, page numbers in the Company’s responses refer to pages in Amendment No. 3 and capitalized words used in this letter without definition are used as defined in Amendment No. 3.

          The remainder of this letter responds to the comments provided by the Staff in its letter to the Company dated June 16, 2005 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response by the Company.

     As discussed with Mr. Miller by telephone on July 22, 2005, we will wait for your supplemental review of our proposed disclosure to our Form 10-K and 10-Q referenced above before filing the amended documents. We have, however, included our written response to your comments regarding the Form 10-K and Form 10-Q below.

Securities and Exchange Commission, Division of Corporation Finance
July 25, 2005 – Page 2

Registration Statement on Form 10

Capital Resources, pages 17-18

1.	In connection with your response to prior comment 14 from our last letter dated March 24, 2005, we note you now specify that $4.6 million will be expended on capital improvements to the Netpark property. Since you own only a 50% tenant-in- common interest, please revise your disclosure to state whether the other owners, including your affiliates, will contribute an equal amount to fund tenant and/or capital improvements, and if not, why.

In response to the Staff’s request, the Company has revised its disclosure on page 18.

Sale of Unregistered Securities, page 19

2.	We note your statement that you sold nearly 6,000 units to 622 investors relying on Rule 506 D of Regulation D and Section 4(2). Supplementally, please explain whether all investors were accredited investors. Also, please explain how you identified such a large number of purchasers without conducting a general solicitation.

In response to the Staff’s request, the Company has requested that we advise the Staff supplementally that in each sale made pursuant to the offering the Company had a reasonable basis to believe that each purchaser was an accredited investor, as defined in Regulation D under the Securities Act, and was acquiring the Units for investment only and not with a view to distribute, sell or otherwise transfer the Units. In each instance, the purchaser had access to sufficient information regarding the Company so as to make an informed investment decision. The Units were issued directly by the Company and did not involve a public offering or general solicitation. The Company has also requested that we advise you supplementally that it concluded that there was no general solicitation in connection with this private offering as the Company conducted the offering through broker-dealers that had pre-existing substantive relationships with each recipient of the Offering Memorandum.

In Bateman Eichler, Hill Richards, Inc., SEC, Office of Chief Counsel, Div. Corp. Fin. No-action letter (Dec 3, 1985) the Staff concluded that offerings by a broker-dealer, which, on behalf of a number of sponsors, regularly acted as a selling agent on a best efforts basis in connection with the offer and sale of limited partnership interests, would not be deemed made by a general solicitation provided that the broker-dealer had a prior substantive relationship with the offeree that would allow the broker-dealer to evaluate the prospective offeree’s sophistication and financial circumstances. In the present case, the Company has asked us to advise the Staff that the Company had received assurances from the broker-dealers utilized in the private offering that the Offering Memorandum was only sent to prospective investors with whom the broker-dealers knew to be accredited investors and who had pre-existing substantive relationships with the broker-

Securities and Exchange Commission, Division of Corporation Finance
July 25, 2005 – Page 3

dealers which allowed the broker-dealers to pre-select the prospective offerees on the basis of whether or not the offered security would be suitable for the prospective offerees’ particular circumstances.

Prior Performance Tables, page 23

3.	We note that your manager’s board of managers is considering alternatives to address the errors in the prior performance tables. Please expand your disclosure to discuss the specific alternatives that the board of managers is considering.

In response to the Staff’s request, the Company has revised its disclosure on pages 24, 45 and F-23 to discuss the alternative selected by the board of managers.

Item 7. Certain Relationships and Related Transactions, page 40

4.	We note your response to prior comment 21. Please revise the disclosure in this section to disclose the $585,000 the Manager received in connection with the sale of the Bank of America Plaza West property. Refer to Item 404(a) of Regulation S-K, which requires disclosure since the beginning of your latest fiscal year.

In response to the Staff’s request, the Company has revised its disclosure on pages 43 to disclose the fee received by Realty in the amount of $780,000.

Financial Statements

5.	Update your financial statements pursuant to 3-12 of Regulation S-X.

In response to the Staff’s request, the Company has updated its financial statements.

Form 10-K for the Year Ended December 31, 2004

Item 9.A. Controls and Procedures, pages 38-39

6.	We note that your disclosure states “We have concluded that our disclosure controls and procedures need to be strengthened and are not sufficiently effective ....” It is unclear what you mean when you say “sufficiently effective.” Please revise to remove the term “sufficiently effective.” Please revise to remove the term “sufficiently” and to disclose an unqualified conclusion as to whether your disclosure controls and procedures are effective or not effective.

In response to the Staff’s request, the Company has revised its disclosure on page [ ] to delete the term “sufficiently” and to disclose whether our disclosure controls and procedures are effective or not effective.

7.	The first full paragraph on page 39 states that you undertake to design improved internal control procedures to address a “number of financial reporting issues.” Revise to detail these issues. Also, please quantify the impact that your material

Securities and Exchange Commission, Division of Corporation Finance
July 25, 2005 – Page 4

weaknesses have had on your financial statements including discussion of whether your auditors have made changes to your audited financial statements since the discovery of these weaknesses.

In response to the Staff’s request, the Company has revised its disclosure on page [ ] to detail the financial reporting issues and to disclose that while adjustments were made during the preparation of the financial statements, no changes were made to our audited financial statements.

In response to your request that we quantify the impact that our material weaknesses had on our financial statements, the Company has asked us to advise the Staff that it believes that quantification of said impact is not required under the Exchange Act and, in any event, the disclosure is not relevant in the context of the information provided in the Form 10-K. However, the Company has asked us to supplementally provide the Staff with the following information in response to your request:

The material weaknesses were identified prior to the commencement of the audit and the filing of the financial statements. As part of the 2004 financial statement audit, Deloitte proposed the following entries to our financial statements. The Company concurred with and made these entries:

			Equity	Income
	Assets	Liabilities	Accounts	Statement
	Dr (Cr)	Dr (Cr)	Dr (Cr)	Dr (Cr)
Individual Pre-Tax Recorded Adjustments
To reclassify negative accounts receivable balance to accounts payable & accruals	2,900	(2,900)
To dispose in-place leases for early terminated tenant lease	(6,609)			6,609
To dispose tenant relations for early terminated tenant lease	(8,265)			8,265
To accrue for improvements performed during the period and not paid until subsequent period	30,861	(30,861)
To accrue for expense related to current period and not paid until subsequent period		(47,443)		47,443
To adjust property management bonus to actual per analysis		15,981		(15,981)
To adjust accrued distributions to actual per analysis		(2,426)	2,426
To adjust amortization on SFAS 141 TI’s to actual per analysis	388,423			(388,423)
To reclassify prepaid interest to correct account per analysis	9,828	(9,828)
To adjust equity in earnings for Congress Center to actual per analysis	(117,985)			117,985

Total Recorded Adjustments	299,153	(77,477)	2,426	(224,102)

			Equity
			Accounts
			(e.g., Stock,		End-of-
			Paid-in-		Year
	Assets	Liabilities	Capital)	Net Income	Equity

Total Recorded Adjustments (Net of Tax)	299,153	(77,477)	2,426	(224,102)	(221,676)

Securities and Exchange Commission, Division of Corporation Finance
July 25, 2005 – Page 5

As a result of these entries, Net Income was increased by $224,102, Total Assets were increased by $299,153, Total Liabilities were increased by $77,477 and Total Equity was increased by $221,676 in the audited financial statements.

8.	We note your discussion regarding ineffective disclosure controls and procedures, material weaknesses, remedial measures not yet implemented, and the fact your evaluation of these items is on-going. In light of these disclosures, please tell us supplementally how you concluded that there are no material inaccuracies or material misstatements in your financial statements. We may have further comments.

In response to the Staff’s request, the Company has revised the disclosure on page [ ] to specify that the Company compensated for the material weaknesses during the reporting period through increased substantive testing of transactions by its internal audit staff along with compensating analytics of all income statement and balance sheet periods presented to ensure that there were no material misstatements for the periods presented.

Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Control and Procedures, pages 28-29

9.	As appropriate, please apply the above-mentioned Form 10-K comments to your Form 10-Q’s Controls and Procedures disclosure.

The Company notes the above-mentioned comments and has responded accordingly.

10.	Revise paragraph (b) on page 29 to specifically describe any change in your internal control over financial reporting identified in connection with your evaluation for the last fiscal quarter ended March 31, 2005. See Item 308(c) of Regulation S-K.

In response to the Staff’s request, the Company has revised its disclosure on page [ ] to specifically describe any change in its internal control over financial reporting during the quarter ended March 31, 2005.

11.	Revise to include a timeline of when you believe the compensating and remedial controls necessary to correct the significant deficiencies and material weaknesses discovered by your auditors, which have been under evaluation for the prior two quarters, will be implemented.

In response to the Staff’s request, the Company has revised its disclosure on page [ ] to include the requested timeline.

Securities and Exchange Commission, Division of Corporation Finance
July 25, 2005 – Page 6

* * *

     The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings and Amendments thereto (together, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     The Company would appreciate your earliest consideration of the Amendments and this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 984-8833. Thank you.

Very truly yours,

/s/ Andrea R. Biller

Andrea R. Biller, Esq.
(Triple Net Properties, LLC)

cc:	Peter T. Healy, Esq.
of O’Melveny & Myers LLP